Exhibit 99.2

AMD Announces Intent to Commence Voluntary Employee Stock Option Exchange Program

AMD is pleased to announce that it intends to commence a voluntary stock option exchange offer for employees holding stock options with an exercise price equal to or greater than $14.00 under certain of our stock option plans on or about June 25, 2003. Under the exchange program, eligible employees will have the opportunity to exchange existing stock options for a right to receive replacement options at exchange ratios that, depending on the applicable exercise price of their stock options, range from 1.28 to 1.87 share for 1 replacement share.

This communication is for informational purposes only and is not an offer to purchase nor a solicitation of an offer to sell securities of AMD. The tender offer will only be made through an offer to purchase and related tender offer statement and materials. The tender offer statement that AMD expects to file and additional information and instructions will be available on or about June 25, 2003 at the following web sites:

Stock Option Exchange Website: http://hr/stock/exchange

Treasury Services Website: http://amdonline/treassvc/options-home.shtm

or

Address questions to CANCELandREGRANT.QUESTIONS@amd.com.

In addition, all of the tender offer materials will be available free of charge to you on the SEC’s website at http://www.sec.gov after June 25, 2003. All eligible employees are advised to read these materials carefully when they become available, as they will contain important information to help you with your decision whether to participate in the exchange program and tender your eligible options, as well as, information on the process for tendering eligible options.